UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55277

Integrity Capital Income Fund, Inc.
(Exact name of registrant as specified in its charter)

13540 Meadowgrass Drive, Suite 100
Colorado Springs, Colorado 80921
(719) 955-4801
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 210

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Integrity Capital Income Fund, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: May 5, 2017	INTEGRITY CAPITAL INCOME FUND, INC.
By:	/s/ Eric Davis
Name: Eric Davis Title: President, Chief Investment Officer and Chief Compliance Officer